Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary Companies

(Unaudited)

	Three Months Ended June 30,
Millions of Dollars, Except for Ratios	2006	2005
Earnings:
Net income	$379	$237
Equity earnings net of distributions	(15)	(9)
Total earnings	364	228
Income taxes	234	137
Fixed charges:
Interest expense including amortization of debt discount	125	122
Portion of rentals representing an interest factor	59	51
Total fixed charges	184	173
Earnings available for fixed charges	$782	$538
Ratio of earnings to fixed charges	4.3	3.1